

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 16, 2010

Mr. Gennady Fedosov, President
   Secretary and Treasurer
Global GSM Solutions, Inc.
204 West Spear Street
Carson City, NV   89703

RE   :   Global GSM Solutions, Inc.
            Amendment No. 3 to Registration Statement on Form S-1
            Filed July 14, 2010
            File No. 333-165929

Dear Mr. Fedosov:

We have reviewed your amended registration statement and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We have reviewed your response to prior comment two from our letter dated June 17, 2010. Since you have now presented financial statements for the period ended April 30, 2010, please update the information you have presented throughout the filing to also be as of April 30, 2010. For example, you should update your MD&A as well as the information presented on page 14 related to dilution.

Financial Statements for the Period Ended April 30, 2010

Balance Sheets, page 44

2. The column heading of your January 31, 2010 balance sheet indicates that these amounts have been audited. Since none of the amounts are covered by an audit report when they are presented in your interim financial statements for the period ended April 30, 2010, you should not refer to them as being audited. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeffrey Gordon, Staff Accountant at (202)551-3866 or Rufus Decker, Accounting Branch Chief at (202)551-3769 if you have questions regarding comments on the financial statements, and related matters. Please contact, Dorine H. Miller, Financial Analyst, at (202)551-3711 or me at (202)551-3765 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director